Exhibit 99.2

Sep 4 2003

Michael McGarvey , Chief Executive

EIDOS - preliminary results

Performance

Q.
You’ve returned to profitability after losses last year of over £15m. What’s changed?

A.
This year we had a very strong line up of titles that really drove the revenue growth of the company. We had four pillar titles that we shipped in the year. That, coupled with a cost reduction programme we’ve had in place over the last two years, really drove us back to profitability in the year.

Q.
You still seem to be dogged by some of the problems you’ve had before, though, with delays to games releases. What are you doing to address this?

A.
We’ve had an extensive programme to refine our development process. We’ve hired in new management to come in and help us focus on a more effective process. We’ve had a number of people that we’re doing business with that we just couldn’t partner with and create success. So coupled with that and the turnaround programme of managing costs, we feel like we’ve made progress. Clearly there was an issue this year with one or two of our products, Tomb Raider in particular, where we had a number of delays. We think we’ve taken appropriate action to make sure that doesn’t happen in the future. But it’s a continuous process for us.

Q.
You made reference to the turnaround there. That’s been something that’s been ongoing for over two years now. How much of that is in place? How much is yet to do?

A.
We are at the stage where we feel we’ve completed the turnaround programme and that the company is now at a competent level. We’re doing our publishing activities and the bulk of our development in a very competent competitive way. Our next stage of our programme is really to put in an excellence programme to strive to be more proactive in addressing the marketplace and to continue to evolve the portfolio. This year we’ve had four pillar titles. We’re looking to increase that next year and continue to expand the business.

Q.
You’ve also had to give a warning on trading and then reinstate the original guidance within two months of these results. What happened there?

A.
We found ourselves in a very challenging position. We were in the closing stages of Tomb Raider, the completion of Tomb Raider. We’d already warned the market that there were a number of delays. We were in the final stages - we had just shipped a game in North America

- and we ran up to a time constraint at the year-end. And as there were a significant number of processes yet to be completed, the QA and the shipment of the product, we felt that it was appropriate to warn the market. We understand our stock exchange obligations and felt that it was an appropriate thing to do. The good news is we subsequently were able to move the product through the process and ship a significant number of units in the year, which allowed us to meet market guidance. But in retrospect we feel we did the right thing to warn the market because there was uncertainty running up to the year-end.

Q.
And what does this mean in terms of visibility of your earnings? What sort of visibility do you have if, in that short a time frame, you have to make these changes?

A.
Certainly the focus on the development process continues, as we’ve discussed. We’ve put a lot of effort into the predictability of the process. We’re de-risking that process earlier on to understand what can go wrong later in the process. When we look at our development resource, we have over 1,000 people developing games for us. In the current year that we’ve just completed, we shipped 13 games within the time frame that we said we would ship the games. One out of those 13, which was Tomb Raider, and it happened to be 30 people compared to the thousand, were the ones that created the symptomatic issue of the slippage and there was a lot of visibility and focus on Tomb Raider and we certainly acknowledged that. But if you look at the fundamental of the company, and of our development process, we had a very strong year in terms of hitting our titles and our ship dates.

Q.
You’ve also increased your sales in North America. How important is the North American market going to be for Eidos?

A.
It’s been a focus for our company for a number of years. I started with the company in North America. We had a very small office that represented maybe 5 per cent or 10 per cent of the revenue of the overall group. We built that up to about 35-40 per cent. We feel the world’s largest market for games is in North America. We continue to invest R&D dollars in North America. It is a very important market for us. We will continue to focus on investing in R&D and trying to maximise our market share in North America. We feel the right balance is a 40-50 per cent revenue split in North America relative to the rest of the world. We’re at about 41-42 per cent right now. We’d hope that increases to 45 per cent moving forward and I think any company that isn’t focusing on North America is missing out on 50 per cent of the market opportunity.

IP Development

Q.
Your pillar titles are going through quite significant changes. You’ve got Tomb Raider moving across to Crystal Dynamics. Championship Manager is coming in-house and you’ve ended the relationship with Free Radical for TimeSplitters. What’s behind these changes?

A.
Well our pillar titles programme is really a designation for the strategic properties and games within the portfolio. And as we evolve our methodology of how we go about most effectively developing, sometimes change is required. And I think all three of them support different changes within the common methodology of how do we get the most out of our intellectual property right and bring that to the consumer in the most effective way. Clearly Tomb Raider has been a very big part of our business. It’s resided at Core Design for a number of years. Based on some of the delays and the need to refresh that property, we made the decision at this time to move that to another studio to give it a new look and try to refresh that property in the marketplace. Championship Manager is a brand that we’ve owned for 10 years. We’ve developed that externally with a partner. Our move has been to focus more on internally developed games. We’ve set up a studio to take over the development of that and will have one more product coming out with our partner. And from there on in we will take over the development and we feel we can strategically direct that brand more effectively in the future, and therefore made that change.

And lastly, in terms of dealing with our external development community, we feel that the methodology that we’ve now adopted is the single most important thing to drive consistency in our business in terms of timely delivery of games. And partners that we can’t agree with on that methodology, regardless of what success we may have had in the past, we can’t feel we can support. And in some instances we may have to no longer work with developers because we can’t agree on that methodology. And that was the reason behind not looking at doing a sequel with the TimeSplitters franchise.

Q.
Well if we take a look at this idea of refreshing the Tomb Raider franchise, moving it to Crystal Dynamics – US based studios - does that mean that Tomb Raider - Lara Croft - is going to become more Americanised?

A.
We certainly don’t think so. We’re not going to change her accent and have her speak like an American from Texas. We think that there’s a lot of opportunity with American development to put some more innovation in the game. If you look at Harry Potter; Lord of the Rings and James Bond, all are European, UK created IP and developed by Electronic Arts in the bay area in California, not far from where we will be developing Tomb Raider. So really the move was to focus on the product and the game play mechanics, not the property or change her personality. She will always be British with a British accent. This is her home. Europe will continue to be the biggest market for a Tomb Raider property. But we think there is a lot of opportunity in the North American market that we haven’t capitalised on in the last number of years.

Q.
With Championship Manager, Sports Interactive who were the developer, have the opportunity to launch competitive titles to that. Is that a worry for you that the original developer will try and challenge you in the market place?

A.
I certainly think it is something for us to take notice of. We feel that the Championship Manager brand is an extremely strong brand. We also have confidence that we will be able to develop a game as good or potentially better than the game developed by Sports Interactive. They're a fantastic development studio, we've been working with them for 10 years. Clearly, strategically they had some other objectives that weren't aligned with what we were trying to do therefore we've decided to go our own ways. They’ll certainly come up with a strong game. Championship Manager has had 80 per cent market share in the UK. We feel that brand is a strong brand and we will be able to continue the success behind the brand.

Q.
With Championship Manager, is it going to be a stretch on your resources to take that in-house? You're now going to have to develop that within the studios you have. Have you got the capacity?

A.
We've started up a new studio to develop that product here in London. And as part of the growth - the company clearly, as we talked about, has been through a transition where we've downsized and reduced to gain control of the business - we’re now in an area of expansion. Certainly within the development area, we’re starting to expand and open new studios and add teams to the studios that we have. So it will be a new studio dedicated just to Championship Manager.

Q.
Jeremy Heath-Smith has left the company. Core Design is under review. How is that review going and what impact is that likely to have?

A.
Anytime we change management - especially when the management started the company and managed it for, I think, 15 years - it’s going to take time to move through the process of change. Right now we’re evaluating what we feel we can do effectively in that studio. That’s been an ongoing process for the last 45 days. We haven't reached a conclusion on our direction. We certainly are in a mode of expansion rather than contraction overall in the company. So we have a desire to try to make something work within that studio. But unless we know from the start we can line ourselves up for success, then we’ll look at other alternatives. So currently we’re in that process right now and certainly will be forthcoming when we have resolution in the situation.

Balance sheet

Q.
You’ve got a lot of cash on your balance sheet. Don’t you have to do something with that money?

A.
Certainly we plan to continue to fund the working capital of the company through our own resources. We do have a cyclical business and it is important that we have cash to fund that business throughout the year. We think we’re for the first time in a position as a company to look forward and look to our cash to start to expand the business and that comes in two different ways. One of which is internal expansion - to grow our R&D and increase the amount we’re spending in R&D. The second is to look to mergers and acquisitions - to go out and find potential IP and development companies that we feel we can bring in to our business to grow the company at a faster rate. So we’ll certainly look at our cash as an opportunity for us to accelerate the growth of the business.

Q.There is a feeling in the marketplace that Eidos hasn’t got the scale to survive market consolidation should it come. Having cash on your balance sheet could make you an even more tempting takeover target. Is that a worry?

A.
I don’t think we’re focused on the latter part of that question. We’re certainly focused on the first part of the question, which is how important is size to survive in this industry. I think our answer to that is that if we were £150m [turnover] and £17m operating profit four years from now we would be in trouble. Our plan is to use the size that we are now as a base to grow the company ahead of the market over the next 3-5 years and on the back of that success feel like we continue to be a viable publisher in the market place. There is no dominant player in the European market right now. We’re the most well capitalised European publisher at this point and we feel that provides a big opportunity for us to grow the business. So we don’t think we’re too small today to grow our business and be competitive, but a company that is our size in 3-5 years we feel would be too small. So we think the turnaround programme has put us in a position to start to be more aggressive and grow that business ahead of market expectation.

Outlook

Q.
You’ve talked about growing the business but it has proven to be a cyclical business quite linked to the launches of new platforms, new technologies. So how are you going to cope with the transition from PlayStation2 to PlayStation3, to new iterations of Xbox? How is that going to affect you?

A.
Clearly it is something for us to focus on now. Our view is that we won't see the new hardware systems until calendar 2006. We think both Sony and Microsoft have a vested interest in continuing to lengthen the cycle, to take advantage of their investment. Also, as we look at the cyclical dynamic of the last few transitions, what traditionally happens is we have early adopters that come in and buy the hardware. They tend to be a high portion of the software sales and as the price goes down, the mass market starts to come in and there is lack of innovation within software development. And we see those early adopters leave and hang up and wait for the new hardware to come. What we’re going to see this cycle, with the introduction of broadband and online gaming, is Sony and Microsoft now providing a modem and a broadband capability that is new technology within a cycle. So we think that the cycle dynamic will be much more beneficial for publishers this time because we will see those early adopters continuing to purchase software in years four, five and six of the cycle when traditionally they’ve gone away. For us clearly the focus is making sure that our tools and technology can move rapidly and that we've got content planned for all of our major franchises and those are conversations that we’re having today for three and four years from now.

Q.
Well you’ve given us a feel for a three to five year view. But looking to the more immediate future, what are you expecting from Eidos in 2004, and for that matter what are you expecting from the games market overall in 2004?

A.
Looking at our business we've stressed our pillar title programme, which we've mentioned a number of times. For us that really concentrates our whole group down on what are the drivers of our business. We were in a position to deliver four pillar titles last year and by pillar title, those are the titles that have the opportunity to sell 1m units and that we think have strategic intellectual property value for our business. That was the first time in the company’s history that we had four circa 1m unit selling titles and we think that says a lot for the portfolio of the business. Once again, not just a Tomb Raider company, a portfolio business.

As we look into fiscal 2004 that we've just started, we've got six pillar titles that we have in place and feel that those will be the strong drivers of our business. So we feel very confident in the portfolio. We also have much more visibility into the street dates and the delivery of those titles sitting here in September. So we feel very confident that we will be able to grow the business. As we look at the market, we think that the market will continue to grow. Growth estimates out there for 12 month forward looking growth are between 10 per cent and 15 per cent. We think PlayStation2 is going to lead that growth. We've got our biggest focus on the PS2 platform. When we look at overall market growth of 10-15 per cent, we think we will grow our business well ahead of that.

FORWARD LOOKING STATEMENT

Statements made in this release with respect to the Group's plans, strategies and beliefs and other statements that are not historical facts are forward-looking statements (as that term is defined in the United States Private Securities Legislation Reform Act 1995) that involve risks and uncertainties because they relate to events and depend on circumstances that may occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including without limitation, general economic conditions in the Group's markets, particularly levels of consumer spending; exchange rates, particularly between the pound sterling and the U.S. dollar, in which the Group makes significant sales; and the Group's ability to continue to win acceptance of its products, which are offered in highly competitive markets characterised by continual new product introductions, rapid developments in technology and subjective and changing consumer preferences (particularly in the entertainment business) and other risks described in periodic reports and filings with the Security and Exchange Commission. The Company undertakes no obligation to update any forward looking statements contained in this release, whether as a result of new information, future events or otherwise.